SHININGBANK
Energy Ltd.

07024036

SUPPL

May 18, 2007

Securities and Exchange Commission
100 F Street N.E.
Washington, D.C. 20549

SEC MAIL PROCESSING SECTION
RECEIVED
MAY 2 4 2007
WASH, D.C. 185

Ladies and Gentlemen:

Re: Rule 12g3-2(b) Submissions – Commission File No. 82-34977

From and after June 4, 2007 the information relating to Shiningbank Energy Income Fund that is required to be furnished under Rule 12g3-2(b)(1)(iii) under the Securities Exchange Act of 1934, as amended, will be published in English on the electronic information delivery system at http://www.sedar.com. This notification may be deemed to be an amendment to the original submission made by Shiningbank Energy Income Fund under Rule 12g3-2(b)(1).

If you have any questions or concerns, please call me at 403-268-9519 or send an e-mail to mdesrosiers@shiningbank.com.

Very truly yours,

SHININGBANK ENERGY LTD.

PROCESSED
JUN 1 1 2007
THOMSON
FINANCIAL

Murray J. Desrosiers
Corporate Secretary & General Counsel

H:\SEC\Cover Ltr 2007-05-18 (e-filing).DOC

SHININGBANK
Energy Ltd.

May 18, 2007

Securities and Exchange Commission
100 F Street N.E.
Washington, D.C. 20549

Ladies and Gentlemen:

Re: Rule 12g3-2(b) Submission – Commission File No. 82-34977

Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended, Shiningbank Energy Income Fund hereby furnishes to the Commission the following:

1. Material Change Report dated May 14, 2007 re: merger of PrimeWest Energy Trust and Shiningbank Energy Income Fund
2. Report of Voting Results from the annual and special meeting of unitholders of Shiningbank Energy Income Fund held on May 15, 2007
3. News Release dated May 17, 2007 (Shiningbank Energy announces June 2007 monthly distribution)
4. Notice of Meeting and Record Date (amended) dated May 17, 2007

If you have any questions or concerns, please call me at 403-268-9519 or send an e-mail to mdesrosiers@shiningbank.com.

Very truly yours,

SHININGBANK ENERGY LTD.

Murray J. Desrosiers
Corporate Secretary & General Counsel

H:\SEC\Cover Ltr 2007-05-18.DOC

SHININGBANK ENERGY INCOME FUND

FORM 51-102F3 – MATERIAL CHANGE REPORT

1. Name and Address of Reporting Issuer:

Shiningbank Energy Income Fund
1400, 111 – 5th Avenue S.W.
Calgary, Alberta
T2P 3Y6

2. Date of Material Change:

May 10, 2007

3. News Release:

A press release announcing the material change was issued on May 10, 2007 for distribution through CCNMatthews.

4. Summary of Material Change:

On May 10, 2007, Shiningbank Energy Income Fund ("**Shiningbank**"), Shiningbank Energy Ltd. ("**SEL**"), PrimeWest Energy Trust ("**PrimeWest**"), PrimeWest Energy Inc. ("**PEI**") and 1320659 Alberta Ltd. ("**MFCorp**") entered into an arrangement agreement (the "**Arrangement Agreement**") whereby Shiningbank and PrimeWest will combine by way of a plan of arrangement (the "**Arrangement**").

5. Full Description of Material Change:

The Arrangement and the Arrangement Agreement

On May 10, 2007, Shiningbank, SEL, PrimeWest, PEI and MFCorp entered into the Arrangement Agreement whereby Shiningbank and PrimeWest will combine by way of the Arrangement. Pursuant to the Arrangement, each trust unit of Shiningbank (a "**Shiningbank Unit**") will be exchanged for 0.62 of a trust unit of PrimeWest (a "**PrimeWest Unit**") and each exchangeable share of Shiningbank Holdings Corporation (a "**Shiningbank Exchangeable Share**") will be exchanged for that number of PrimeWest Units equal to the product of 0.62 and the exchange rate of the Shiningbank Exchangeable Shares (expressed as the number of Shiningbank Units that are issuable as at the effective date of the Arrangement on the exchange of one (1) Shiningbank Exchangeable Share).

The combined trust ("**New PrimeWest**"), which will retain the PrimeWest name, will be managed by a combination of the respective management and directors of both PrimeWest and Shiningbank.

Based on the May 9, 2007 closing price on the Toronto Stock Exchange (the "**TSX**") of PrimeWest Units, the exchange ratio reflects a value of $14.60 for each Shiningbank Unit. Based on the 30 day weighted average trading prices on the TSX of PrimeWest Units and Shiningbank Units, the exchange ratio reflects a 4.2% premium for each Shiningbank Unit.

Successful completion of the Arrangement is subject to stock exchange, court and regulatory approvals and other conditions that are typical of transactions of this nature, including approval by at least two-thirds of both Shiningbank's and PrimeWest's unitholders at special meetings called to consider the Arrangement. It is anticipated that the unitholder meetings required to approve the Arrangement will be held in mid July, and the Arrangement is expected to close on or about July 11, 2007, but not later than July 20, 2007. An information circular prepared jointly by the trusts is expected to be mailed to Shiningbank's and PrimeWest's unitholders by mid June.

The Arrangement Agreement restricts Shiningbank and PrimeWest from soliciting or initiating any discussion regarding any other business combination or sale of material assets, contains provisions to enable each trust to match competing, unsolicited proposals and, subject to certain conditions, provides for a $35 million termination fee.

A copy of the Arrangement Agreement is accessible on the SEDAR website at www.sedar.com under Shiningbank's issuer profile (filed on May 10, 2007 as a material document).

Highlights

The proposed Arrangement is expected to be accretive upon closing to PrimeWest unitholders on a cash flow and production per unit basis, while providing Shiningbank unitholders an increase in reserves per unit, a 3.3% increase in monthly cash distributions and a longer reserve life index ("**RLI**") increased to 11.5 years from 9.8 years.

The proposed Arrangement will create a larger gas-weighted trust positioned for development of a well-diversified asset base.

As one of the largest publicly traded oil and gas trusts, New PrimeWest will generate the following opportunities and benefits for unitholders of both Shiningbank and PrimeWest:

- New PrimeWest will have a larger suite of diversified natural gas and light oil assets, with a large portfolio of internal development opportunities:
    - Based on first quarter 2007 results, production of approximately 66,000 BOE per day allocated 70% to natural gas and 30% to crude oil and natural gas liquids;
    - Combined proved plus probable reserves of approximately 280 million BOE, excluding the impact of 2007 production, and development activities and acquisition and disposition activities;
    - Following the closing of the Arrangement, New PrimeWest will have an undeveloped land base of more than 1.1 million net acres, one of the largest undeveloped land bases in the oil and gas trust sector;
    - A multi-year suite of development opportunities now in excess of C$1.4 billion, reflecting the potential in the combined asset bases; and
    - Total 2007 capital expenditures for New PrimeWest of approximately C$250 million will be deployed to pursue attractive development drilling prospects and opportunities from both asset bases. This C$250 million does not include capital spent by Shiningbank prior to completion of the Arrangement, which is forecast to be approximately $60 million by that time.

- Projected funds flow from operations, proceeds from the distribution reinvestment plan and proceeds from dispositions are expected to be sufficient to adequately fund development activities for 2007 without the need for incremental debt, assuming a payout ratio of 60% to 75% of funds flow from operations. This transaction moves New PrimeWest towards a business model where future development capital spending and distributions are expected to be financed with funds flow from operations.

- Following the anticipated sale of approximately 4,000 BOE per day of non-core assets (inclusive of 1,000 BOE per day currently being marketed for sale by each of PrimeWest and Shiningbank), the combined entity will have a strengthened balance sheet.

- One of the oil and gas trust sector's longest RLIs for proved plus probable reserves of 11.5 years.

- Greater concentration of interest in key operating areas.

- The levering of in-house technical skills from both Shiningbank and PrimeWest over the combined asset base, potentially achieving operating efficiencies with commensurate cost savings, and the identification of further internal development opportunities.

- Substantial reduction in general and administrative costs per BOE, based on operating synergies, and the integration of Calgary head offices.

- Greater weighting in the S&P/TSX Capped Energy Trust Index (rising from approximately 2.4% of this index to approximately 3.8% based on May 9th, 2007 closing prices), the S&P/TSX Capped Income Trust Index (rising from approximately 1.4% of this index to approximately 2.2% based on May 9th, 2007 closing prices), and the S&P/TSX Composite Index.

- Additional trading liquidity and enhanced access to capital derived from being listed on both the TSX and New York Stock Exchange, and inclusion in the Morgan Stanley Capital International (MSCI) Canada Energy Index, incremental benefits not previously afforded to unitholders of Shiningbank.

Board Recommendations

The Board of Directors of both SEL, as administrator of Shiningbank, and PEI, as administrator of PrimeWest, have unanimously approved the Arrangement and have unanimously concluded that the transaction is in the best interests of Shiningbank and the Shiningbank unitholders and PrimeWest and the PrimeWest unitholders, respectively, and each has resolved to recommend that unitholders of Shiningbank and PrimeWest vote their respective units in favour of the Arrangement.

Governance

The combined trust will retain key personnel from both entities and will be led by PEI's current Chief Executive Officer, Donald Garner. Further announcements regarding the appointment of the other executive officers of New PrimeWest will be made prior to closing of the Arrangement.

Harold P. Milavsky will continue to lead the New PrimeWest Board of Directors as Chairman. Other directors will include Barry E. Emes, Harold N. Kvisle, Kent J. MacIntyre, W. Glen

Russell and Peter Valentine from the existing PEI Board of Directors and David M. Fitzpatrick (current President and Chief Executive Officer of SEL), Robert B. Hodgins and Warren D. Steckley from the current SEL Board of Directors.

Financial Advisors

National Bank Financial Inc. is acting as financial advisor to Shiningbank and has provided the Board of Directors of SEL (as administrator of Shiningbank) with a verbal opinion that the consideration to be received by Shiningbank unitholders is fair from a financial point of view. Similarly, the Board of Directors of PEI (as administrator of PrimeWest) has been provided with a verbal opinion from its financial advisors, GMP Securities L.P. and Scotia Waterous Inc., indicating that subject to review of the final documentation, the consideration to be offered pursuant to the Arrangement is fair from a financial point of view to the PrimeWest unitholders.

Forward-Looking Statements

Certain information set forth in this document including management's assessment of PrimeWest's, Shiningbank's and New PrimeWest's future plans and operations contains forward-looking statements. These statements relate to future events or performance. All statements other than statements of historical fact may be forward-looking statements. Forward-looking statements are often, but not always, identified by the use of words such as "seek", "anticipate", "plan", "continue", "estimate", "expect", "may", "will", "project", "predict", "potential", "intend", "could", "might", "should", "believe", "would" and similar expressions. By their nature, forward-looking statements are subject to numerous risks and uncertainties, some of which are beyond these parties' control, including the impact of general economic conditions, industry conditions, changes in laws and regulations including the adoption of new environmental laws and regulations and changes in how they are interpreted and enforced, volatility of commodity prices, currency and interest rate fluctuations, imprecision of reserves estimates, environmental risks, competition from other industry participants, the lack of availability of qualified personnel or management, stock market volatility, ability to access sufficient capital from internal and external sources and geological, technical, drilling and processing challenges. Readers are cautioned that the assumptions used in the preparation of such information, although considered reasonable at the time of preparation, may prove to be imprecise and, as such, undue reliance should not be placed on forward-looking statements. The actual results, performance, or achievement could differ materially from those expressed in, or implied by, these forward-looking statements and accordingly, no assurance can be given that any of the events anticipated by the forward-looking statements will transpire or occur, or if any of them do so, what benefits will be derived. PrimeWest and Shiningbank each disclaim any intention or obligation to update or review any forward-looking statements, whether as a result of new information, future events or otherwise.

This material change report shall not constitute an offer to sell or the solicitation of an offer to buy the securities in any jurisdiction. The securities offered have not and will not be registered under the United States *Securities Act of 1933*, as amended (the "**U.S. Securities Act**") or any state securities laws and my not be offered or sale in the United States except in certain transactions exempt from the registration requirements of the U.S. Securities Act and applicable states securities laws.

BOE Explanatory Remarks

References herein to "BOE" mean barrels of oil equivalent derived by converting gas to oil in the ratio of six thousand cubic feet ("mcf") of gas to one barrel ("bbl") of oil. BOE may be

misleading, particularly if used in isolation. A BOE conversion ratio of 6 mcf:1 bbl is based upon an energy conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.

6. Reliance on Subsection 7.1(2) or (3) of National Instrument 51-102.

Not applicable.

7. Omitted Information:

No information has been omitted.

8. Executive Officer:

The name and business numbers of the executive officer of SEL, the administrator of Shiningbank, who is knowledgeable of the material change and this report is:

David M. Fitzpatrick, President and Chief Executive Officer
Telephone: (403) 268-7477
Facsimile: (403) 268-7499

9. Date of Report:

Dated May 14, 2007

CAL_LAW\1318109\2

REPORT OF VOTING RESULTS
NATIONAL INSTRUMENT 51-102

SHININGBANK ENERGY INCOME FUND
ANNUAL AND SPECIAL MEETING OF UNITHOLDERS
HELD ON MAY 15, 2007

To: Canadian Securities Administrators in each province

In accordance with Section 11.3 of National Instrument 51-102 "Continuous Disclosure Obligations", the following sets out the matters voted on at the Annual and Special Meeting of Unitholders of Shiningbank Energy Income Fund (the "Fund") held on May 15, 2007. Each of the matters is descibed in greater detail in the Fund's Notice of Meeting and Information Circular dated March 14, 2007 (the "Circular").

An aggregate of 41,334,677 Trust Units of the Fund and 272,266 Exchangeable Shares of Shiningbank Holdings Corporation were represented at the meeting, which represented 48.31% of the securities eligible to be voted at the meeting.

The vote on each matter was conducted by way of show of hands, except for item 8 below on which the vote was conducted by ballot. The manner in which the proxies were voted or ballots cast, as applicable, in respect of each matter is set out below.

1. Appointment of Auditors of the Fund

Appointment of KPMG LLP as auditors of the Fund and to authorize the Board of Directors of Shiningbank Energy Ltd. to determine the remuneration of the auditors.

Votes For		Votes Withheld	
#	%	#	%
40,741,249	98.92	443,725	1.08

2. Appointment of Auditors of Shiningbank Energy Ltd.

To direct Shiningbank Holdings Corporation to vote at the annual meeting of shareholders of Shiningbank Energy Ltd. with respect to the appointment of KPMG LLP as auditors of Shiningbank Energy Ltd. and to authorize the Board of Directors of Shiningbank Energy Ltd. to determine the remuneration of the auditors.

Votes For		Votes Withheld	
#	%	#	%
40,736,815	98.91	448,159	1.09

3. Election of Directors of Shiningbank Energy Ltd.

To direct Shiningbank Holdings Corporation to vote at the annual meeting of shareholders of Shiningbank Energy Ltd. with respect to the election of the directors of Shiningbank Energy Ltd. for the ensuing year.

Name of Nominee	Votes For		Votes Withheld	
	#	%	%	%
Edward W. Best	40,575,645	98.52	609,327	1.48
Richard W. Clark	39,934,239	96.96	1,250,733	3.04
David M. Fitzpatrick	40,573,876	98.52	611,096	1.48
D. Grant Gunderson	40,561,224	98.49	623,748	1.51
Robert B. Hodgins	40,361,430	98.00	823,542	2.00
Arne R. Nielsen	40,163,746	97.52	1,021,226	2.48
Warren D. Steckley	40,566,557	98.50	618,415	1.50

4. Appointment of Auditors of Shiningbank Holdings Corporation

To direct Computershare Trust Company of Canada, as trustee of the Fund (the "<u>Trustee</u>"), to vote at the annual meeting of shareholders of Shiningbank Holdings Corporation with respect to the appointment of KPMG LLP as auditors of Shiningbank Holdings Corporation and to authorize the Board of Directors of Shiningbank Holdings Corporation to determine the remuneration of the auditors.

Votes For		Votes Withheld	
#	%	#	%
40,768,363	98.99	416,611	1.01

5. Election of Directors of Shiningbank Holdings Corporation

To direct the Trustee on behalf of the Fund to vote at the annual meeting of shareholders of Shiningbank Holdings Corporation with respect to the election of Edward W. Best, Richard W. Clark, David M. Fitzpatrick, D. Grant Gunderson, Robert B. Hodgins, Arne R. Nielsen and Warren D. Steckley as the directors of Shiningbank Holdings Corporation for the ensuing year.

Votes For		Votes Withheld	
#	%	#	%
40,439,849	98.19	745,124	1.81

6. Appointment of Auditors of SLP Holdings Inc.

To direct the Trustee on behalf of the Fund to vote at the annual meeting of shareholders of SLP Holdings Inc. with respect to the appointment of KPMG LLP as auditors of SLP Holdings Inc. and to authorize the Board of Directors of SLP Holdings Inc. to determine the remuneration of the auditors.

Votes For		Votes Withheld	
#	%	#	%
40,559,903	98.49	622,431	1.51

7. Election of Directors of SLP Holdings Inc.

To direct the Trustee on behalf of the Fund to vote at the annual meeting of shareholders of SLP Holdings Inc. with respect to the election of David M. Fitzpatrick, Arne R. Nielsen and Warren D. Steckley as the directors of SLP Holdings Inc. for the ensuing year.

Votes For		Votes Withheld	
#	%	#	%
40,442,376	98.20	742,597	1.80

8. Amendment of Material Contracts (a special resolution)

Amendment of the amended and restated Trust Indenture of the Fund dated September 6, 2005 and the Unanimous Shareholder Agreement of Shiningbank Energy Ltd. dated October 9, 2002 and termination of the Unanimous Shareholder Agreement of Shiningbank Holdings Corporation dated October 9, 2002, as further described in the Circular.

Votes For		Votes Against	
#	%	#	%
23,164,276	96.25	902,411	3.75

File No. 82-34977

SHININGBANK
Energy Income Fund

May 17, 2007

TSX: SHN.UN

NEWS RELEASE FOR IMMEDIATE RELEASE

Shiningbank Energy announces June 2007 monthly distribution

Shiningbank Energy Income Fund (the "Fund") today announced that its cash distribution for June 2007 will be **C$0.15 per unit.** The distribution is payable on **June 15, 2007** to unitholders of record on **May 31, 2007.** The ex-distribution date is **May 29, 2007.** This represents an approximate 13% annualized pre-tax cash-on-cash yield based on the May 16, 2007 closing price of C$13.84 per unit.

Shiningbank Energy Income Fund is a natural gas focused energy trust founded in 1996. The Fund purchases, develops and operates producing properties for the direct benefit of its unitholders. Shiningbank has one of the highest weightings of natural gas production in the energy trust sector at 75%.

Shiningbank is listed on the Toronto Stock Exchange under the symbol SHN.UN. For further information please visit our website, www.shiningbank.com or contact us at:

Email:	irinfo@shiningbank.com
Telephone:	(403) 268-7477
Facsimile:	(403) 268-7499
Toll Free:	(866) 268-7477

Shiningbank Energy Ltd.

David M. Fitzpatrick, President and C.E.O.
Bruce K. Gibson, C.F.O.
Debbie Carver, Investor Relations Coordinator

File No. 82-34977

Computershare

SEDAR PROFILE # 4253

AMENDED

May 17, 2007

Computershare Trust Company of Canada
Computershare Investor Services Inc.
www.computershare.com

Investor Services

Canada
Australia
Channel Islands
Hong Kong
Germany
Ireland
New Zealand
Philippines
South Africa
United Kingdom
USA

To: All Canadian Securities Regulatory Authorities

Subject: SHININGBANK ENERGY INCOME FUND

Dear Sirs:

We advise the following with respect to the upcoming Meeting of Holders of the subject Fund:

1.	Meeting Type :	Special Meeting
2.	Security Description of Voting Issue :	Trust Units
		Exchangeable Shares
3.	CUSIP Number :	824916100
	ISIN :	CA 8249161008
4.	Record Date for Notice of Meeting :	June 5, 2007
	Record Date for Voting :	June 5, 2007
5.	**Meeting Date :**	**July 10, 2007**
6.	Meeting Location :	Calgary, Alberta

Sincerely,

Computershare Trust Company of Canada / Computershare Investor Services Inc.

Agent for Shiningbank Energy Income Fund

END